Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

IPO Edge to Host Fireside Chat with

Holley and Empower Ltd. to Discuss Business Combination

Bowling Green, KY (July 6, 2021) – Holley Intermediate Holdings, Inc., (“Holley”), the largest and fastest growing platform for performance automotive enthusiasts, and Empower, Ltd. (NYSE: “EMPW” “EMPW-UN” and “EMPW-WT”) (“Empower”), a publicly-traded special purpose acquisition company, announced that the companies will participate in a fireside chat with IPO Edge on Thursday, July 8 at 4pm ET, to discuss their pending business combination.

The live event will feature Chairman & CEO of Empower Ltd. (NYSE: EMPW), Matt Rubel, Holley’s CFO, Dominic Bardos, and Holley’s EVP of Corporate Development and New Ventures, Vinny Nimmagadda. IPO Edge Editor-in-Chief John Jannarone will moderate the video session, which will last approximately 60 minutes and include a Q&A segment with the audience.

To register, https://icrinc.zoom.us/webinar/register/WN_18OGLdZpQLiJ75h4VQFmpg

To view IPO Edge’s announcement about today’s fireside chat, http://ipo-edge.com/2021/07/01/july-8-at-4pm-et-holley-cfo-evp-empower-ceo-fireside-chat-with-ipo-edge/

Rubel, Bardos and Nimmagadda will discuss:

•	How Holley has built the largest and fastest growing platform in the performance enthusiast automotive space

•	Holley’s market leading iconic brands and the power of the enthusiast market

•	The atypical SPAC – Holley’s impressive track record of profitability, product innovation, and accretive acquisitions

•	The opportunity ahead in the Performance EV segment

•	Holley’s unique digital and experiential marketing engagement

•	Significant growth and opportunity in the high margin DTC channel

•	How management will utilize the proceeds from the transaction to further accelerate growth and revenue

“We’re excited to share the Holley story, one that combines a passionate and engaged consumer enthusiast base, has a long history of innovation, and multiple growth levers that have already helped the business reach new heights,” said Matt Rubel, Chairman & CEO of Empower Ltd. “As we continue to build the largest and fastest growing platform in the performance enthusiast automotive space, we look forward to engaging with investors during the fireside chat.”

About Holley

Holley is a leading designer, marketer, and manufacturer of high-performance products for car and truck enthusiasts. Holley offers the largest portfolio of iconic brands that deliver innovation and inspiration to a large and diverse community of millions of avid automotive enthusiasts who are passionate about the performance and personalization of their classic and modern cars. Holley has disrupted the performance category by putting the enthusiast consumer first, developing innovative new products, and building a robust M&A process that has added meaningful scale and diversity to its platform. For more information on Holley, visit www.holley.com.

About Empower, Ltd.

Empower is a blank check company formed by MidOcean Partners whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Empower’s management team is led by Matt Rubel, its Chief Executive Officer and Executive Chairman of its Board of Directors, and Graham Clempson, Empower’s President. Empower raised $250,000,000 in its initial public offering in October 2020 and is listed on the NYSE under the ticker symbols “EMPW”, “EMPW-UN” and “EMPW-WT”. For more information, visit www.empowermidocean.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Empower filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective on June 24, 2021 and includes a definitive proxy statement in connection with Empower’s solicitation of proxies for the vote by Empower shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Empower’s shareholders and Holley’s stockholders in connection with the proposed transaction. The definitive proxy statement/prospectus and other proxy materials were mailed on or about June 28, 2021 to Empower’s shareholders of record as of June 7, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Empower, Holley and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Empower by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Holley’s or Empower’s future financial or operating performance. For example, projections of future sales and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “would,” “will continue,” “will be,” “will likely result,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “strategy,” “future,” “opportunity,” “plan,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Holley and its management and Empower and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current including those risks and uncertainties set forth in the section entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the Registration Statement and other documents of Empower filed, or to be filed, with the SEC. Although Holley and Empower believe the expectations reflected in the forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Holley and Empower presently do not know or that Holley and Empower currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Holley nor Empower undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Empower, Holley and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Empower’s shareholders in connection with the Business Combination. Investors and shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Empower directors and officers, and Holley’s directors and executive officers, in Empower’s filings with the SEC, including the Registration Statement.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Media:

Phil Denning / Michael Wolfe

ICR, Inc.

EmpowerPR@icrinc.com

(646) 277-1200

Investor Relations:

Tom Filandro / Nitza McKee

ICR, Inc.

HolleyIR@icrinc.com

(646) 277-1200

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